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                                                                     EXHIBIT 4.2




         The following persons are granted options to purchase, at $0.50 a share, the following number of shares of Common Stock of the Company, such options to expire, if not earlier exercised, at 5:00 p.m., central standard time, December 31, 1997: T.E. King - 50,000 options, Meridyne Corporation of Oklahoma City, OK - 8,000 options, Marilyn C. Kenan Trust of Oklahoma City, OK
- - 4,000 options, J. Douglas Bowey - 6,000 options, Albert L. Welsh of Oklahoma City, OK - 8,000 options, Marjorie J. Cole of Oklahoma City, OK - 8,000 options, Gary Bryant of Bermuda Dunes, California - 4,000 options, Suzanne Kerr of Monarch Beach, California - 4,000 options, Judith Rader of Oklahoma City, OK
- - 8,000.





                                                                     Exhibit 4.2
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